SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

August 2, 2011

BY HAND AND VIA EDGAR TRANSMISSION

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Florida East Coast Railway Corp.
Amendment No. 2 to
Registration Statement on Form S-4
Filed May 5, 2011
File No. 333-173954

Florida East Coast Holdings Corp.
Amendment No. 2 to
Registration Statement on Form S-4
Filed May 10, 2011
File No. 333-174112

Dear Mr. Dobbie:

On behalf of Florida East Coast Railway Corp., a Delaware corporation (“FECR Corp.”), and Florida East Coast Holdings Corp., a Florida corporation (“Holdings Corp.” and, together with FECR Corp., the “Company”), enclosed please find a copy of Amendment No. 2 (the “FECR Corp. Amendment”) to the above-referenced Registration Statement of FECR Corp. (the “FECR Corp. Registration Statement”), and Amendment No. 2 (the “Holdings Corp. Amendment” and, together with the FECR Corp. Amendment, the “Amendments”) to the above-referenced Registration Statement of Holdings Corp. (the “Holdings Corp. Registration Statement” and, together with the FECR Corp. Registration Statement, the “Registration Statements”), each as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to each of the Registration Statements filed with the Commission on June 27, 2011.

The changes reflected in the Amendments include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 12, 2011 (the “Comment Letter”). The Amendments also include other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statements. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the applicable Amendments.

General

1.	Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the marked version of the Florida East Coast Railway Corp. amended registration statement unless otherwise noted. Please revise each registration statement as applicable.

The Company acknowledges the Staff’s Comment and has revised each of the Registration Statements, as applicable, in response to the Staff’s Comments.

Summary, page 1

Our Company, page 1

2.	We note your response to our prior comment five and reissue in part. We note for comparison purposes that you calculated “carloads per track mile” for the Class I railroads and “units per mainline track mile” for your operations. Please confirm that these two calculations are directly comparable.

The Company confirms that these two calculations are directly comparable. The Company advises the Staff that its calculation of “units per mainline track mile” includes both carload and intermodal units, and that this calculation is applied consistently with respect to the Company and each Class I railroad for purposes of comparison. Therefore, while the terms “carloads” and “units” are sometimes used interchangeably, the Company’s reference to “carloads per track mile” in response to the Staff’s prior comment five was inaccurate and should be revised to read “units per mainline track mile.”

Management, page 70

Executive Officer Compensation, page 73

2010 Grants of Plan Based Awards, page 77

3.	We note that each RSU Award Agreement for Messrs. Hertwig and Brenholt granted RSUs with respect to FECR Rail Corp. shares. Please reconcile such grants with footnote 1 which discloses that such grants were with respect to Florida East Coast Holdings Corp. shares.

The Company advises the Staff that Messrs. Hertwig and Brenholt each entered into an Amendment to Restricted Stock Unit Award Agreement on March 28, 2011, which, among other things, converted the right to obtain shares of common stock of FECR Corp. into the right to obtain shares of common stock of Holdings Corp. The Company has revised footnote 1 on page 77 of the FECR Corp. Registration Statement and page 75 of the Holdings Corp. Registration Statement to indicate that the Restricted Stock Unit Award Agreements were amended. In addition, the Company advises the Staff that it has filed as Exhibit 10.14 to each Registration Statement a Form of Amendment to Restricted Stock Unit Award Agreement.

Security Ownership of Certain Beneficial Owners and Management, page 80

4.	We note your response to our prior comment 23 and reissue. For FECR Rail Holding, LLC, please disclose the natural persons who have voting or investment power with respect to the common stock listed in the table rather than identifying an individual who “may be deemed” to have such power.

The Company has revised the disclosure on page 81 of the FECR Corp. Registration Statement and page 79 of the Holdings Corp. Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it has revised the disclosure following a telephonic discussion with the Staff on July 20, 2011 and has assumed, based on this discussion, that its additional disclosure regarding voting and investment power does not constitute an admission that Mr. Edens has beneficial ownership of the common stock listed in the table.

Certain U.S. Federal Income Tax Considerations, page 144 (Holdings Corp. S-4)

5.	We note your references in the Original Issue Discount section on page 13 and in the first risk factor on page 26 to this section for a further discussion related to original issue discount and the PIK Interest feature of your notes. Based on your disclosure, it appears that OID tax consequences may be material to investors in your notes. Please revise to add appropriate disclosure regarding the OID tax consequences.

The Company advises the Staff that there are no material OID tax consequences to investors in connection with the exchange offer of the Senior PIK Toggle Notes. As disclosed in the Holdings Corp. Registration Statement and in particular, in the “Certain U.S. Federal Income Tax Considerations” section, there will be no United States federal income tax consequences to a holder who exchanges an old note for a new note pursuant to the exchange offer. The Company has revised the disclosure on pages 14 and 26 of the Holdings Corp. Registration Statement to delete the reference to “Certain U.S. Federal Income Tax Considerations,” which reference was included in error.

Part II

Signatures, page S-4

6.	We note that Kenneth Charron is no longer associated with the company. We also note his signature on your subsidiary guarantors’ signature pages. Please advise whether Mr. Charron still holds those officer positions or whether he resigned from such positions in connection with his departure. Please also revise the subsidiary guarantors’ signature pages as applicable.

The Company advises the Staff that Mr. Charron has subsequently resigned from his officer positions at the Company’s subsidiary guarantors in connection with his departure. Accordingly, the Company has revised the subsidiary guarantors’ signature pages as applicable.

7.	We note your disclosure that Florida East Coast Deliveries, LLC is a single member limited liability company managed by its sole member, Florida East Coast Railway, L.L.C. We also note that Florida East Coast Railway Corp. signed as the sole member. Please revise.

The Company has revised page S-4 of the FECR Corp. Registration Statement in response to the Staff’s comment.

Exhibits

8.	We note your response to our prior comment 40 and reissue in part. Please refile a complete copy of Exhibit 10.1, including all exhibits and schedules. To the extent applicable or appropriate, you may apply for a continuing hardship exemption. Refer to Rule 202 of Regulation S-T.

The Company has refiled a complete copy of Exhibit 10.1 in response to the Staff’s Comment, including all schedules and exhibits.

Exhibit 5.1

9.	We note your response to our prior comment 42 and reissue in part. Please have counsel revise the second sentence of the second full paragraph on page 2 to remove the assumption related to the corporate authority of and due authorization by each of the Guarantors as it is inappropriate to assume conclusions of law that are necessary findings for the opinion given. To the extent counsel has relied upon the opinion of your General Counsel or such other Florida counsel as you may engage, please revise accordingly.

The Company has refiled as Exhibit 5.1 to each of the Registration Statements a revised form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) in response to the Staff’s Comment.

10.	We note your response to our prior comment 43 and reissue in part. Please have counsel revise the third sentence of the second full paragraph on page 2 to delete the assumption contained in clause (i).

The Company has refiled as Exhibit 5.1 to each of the Registration Statements a revised form of opinion of Skadden Arps in response to the Staff’s Comment.

***

If you have any questions regarding the responses to the Comments or require additional information, please contact the undersigned at (212) 735-4112.

Yours very truly,

/s/ Richard B. Aftanas

Cc:	John Brenholt
Donald E. Field
Jeffrey Sears
Lynwood Shenk